September 28, 2018

Jay A. Nudi
Chief Financial Officer
ODYSSEY MARINE EXPLORATION INC
5215 W. Laurel Street
Tampa, Florida 33607

       Re: Odyssey Marine Exploration Inc
           Form 10-K for the year ended December 31, 2017
           Filed on March 26, 2018
           File No. 001-31895

Dear Mr. Nudi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure